OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

FIRST PHASE OF DRILLING COMPLETED ON MIRANDA GOLD’S

RED CANYON PROJECT

Vancouver, BC, Canada – September 10 , 2009 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces that its exploration funding partner Montezuma Mines Inc. (“Montezuma), a wholly owned subsidiary of CMQ Resources Inc., has provided results from a  three hole, 2,295 ft (700 m) reverse-circulation drill program at the Red Canyon Project in Eureka County, Nevada.

Montezuma’s drilling confirms that a Carlin-style alteration system is present beneath barren volcanic rocks.  The three vertical holes (MR09-01, -02 and -03) evaluated an area to the northeast of the Ice Prospect (“Ice”).  This was a previously untested area where favorable carbonate host rocks were projected to exist under younger volcanic rock cover.  The holes were located 850 ft to 1,445 ft (260 m to 440 m) northeast of drill hole KR-001, which intersected 95 ft of 0.117 oz Au/t from 20 to 115 ft (29.0 m of 4.012 g Au/t from 6.1 to 35.1m).  Assaying and geologic logging of the three holes provided the following information:

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Each hole intersected typical Carlin-style alteration including decalcification, silicification, and oxidation of the targeted carbonate rocks.

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Gold values did not exceed 0.010 oz Au/t (0.343 g Au/t).

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Elevated levels of arsenic, mercury, antimony and thallium (all geochemical indicator elements in Carlin-style gold systems) were associated with the alteration package.

Although significant gold mineralization was not intersected in this phase of drilling, geologists from both companies are encouraged by the strength of the alteration seen in the target horizon.  Exploration potential to expand Ice remains open to the northeast along 3,600 ft (1,100 m) of strike, and to the southeast for 7,600 ft (2,320 m) along a plunging syncline.

Miranda and Montezuma geoscientists recently reviewed results of the geologic mapping, soil sampling, and geophysical data collected by Montezuma over the past eleven months.  This review resulted in a new exploration model that will test for gold mineralization within plunging folds developed in the McColley Canyon Formation.  A minimum of eight unique target areas were identified for additional field work and drilling. A number of these targets will be tested by the second phase of drilling targeted for 2010.

The Red Canyon project includes 237 unpatented lode mining claims (7.7 square miles / 19.8 square kilometers) on the Battle Mountain-Eureka Trend and adjoins U.S. Gold's Tonkin Springs property to the west.  The project covers an erosional "window" that exposes brecciated, oxidized and silicified lower-plate carbonate rocks that are age equivalent to the rocks hosting the Cortez Hills gold deposit (+12 million ounces).

Past exploration at Ice focused on gold-bearing and altered surface exposures of McColley Canyon Formation limestone.  In plan, five drill holes roughly outlined a 160 ft by 755 ft (50 m by 230 m) area of gold mineralization; however past drilling did not step out to test open-ended extensions to the northeast and southeast.  More detailed information, including maps and images, can be found on Miranda’s website at http://www.mirandagold.com/s/RedCanyon.asp.

All drill samples were collected with a reverse circulation drill using 5 ft (1.52 m) sample intervals.  Samples were assayed by ALS Chemex Laboratories, Inc. of Sparks, Nevada.  Gold results were determined using standard fire assay techniques on a 30-gram sample pulp with an atomic absorption finish.  Montezuma QC/QA included the insertion of standards and blanks on a regular basis, check assays on select samples, and the collection of duplicate samples.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Newcrest Resources Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, and Montezuma Mines Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.